Exhibits
Exhibit 7
Calculation of Ratio of Earnings to Fixed Charges (US GAAP)

Earnings	2005	2004	2003	2002	2001

Pre-tax income from continuing operations before adjustments for minority interests and income from equity investees	37,511	27,223	19,083	15,281	17,074
Total fixed charges	1,639	1,841	1,424	1,568	1,075
Distributed income from equity investees	6,709	3,472	2,192	1,571	1,800
Less: interest capitalised	427	207	44	43	32
Less: preference security dividend requirements of consolidated subsidiaries	7	9	5	8	13

Total earnings	45,425	32,320	22,650	18,369	19,904

Interest expensed and capitalised	1,175	1,423	828	883	662
Interest within rental expense	457	409	591	677	400
Less: preference security dividend requirements of consolidated subsidiaries	7	9	5	8	13

Total fixed charges	1,639	1,841	1,424	1,568	1,075

Ratio earnings/fixed charges	27.72	17.56	15.91	11.71	18.52

Calculation of Ratio of Earnings to Fixed Charges (IFRS)

Earnings	2005	2004

Pre-tax income from continuing operations before adjustments for minority interests and income from equity investees	38,394	27,361
Total fixed charges	1,958	1,685
Distributed income from equity investees	6,709	4,190
Less: interest capitalised	427	207
Less: preference security dividend requirements of consolidated subsidiaries	7	9

Total earnings	46,627	33,020

Interest expensed and capitalised	1,494	1,267
Interest within rental expense	457	409
Less: preference security dividend requirements of consolidated subsidiaries	7	9

Total fixed charges	1,958	1,685

Ratio earnings/fixed charges	23.81	19.60

Exhibits	E1